

Mailstop 4628

October 5, 2017

Mr. Michael S. Ciskowski
Chief Financial Officer
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

> **Re:** **Valero Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 23, 2017**
> **Response Letter dated September 22, 2017**
> **File No. 1-13175**

Dear Mr. Ciskowski:

We have reviewed your filing and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2016

Financial Statements

Consolidated Statements of Income, page 71

1. We have read your response to prior comments two and three in which you propose to relabel the line item Cost of sales as "cost of materials and other", and clarify that amounts reported separately in your Operating expenses line item also include inventoriable costs. However, the extent to which all of these costs are inventoriable and appropriately characterized as Cost of sales under generally accepted accounting principles remains unclear. We note that although you propose to make various changes to your Statements of Income and related disclosures, the proposed changes do not

Mr. Michael S. Ciskowski
Valero Energy Corporation
October 5, 2017

include a complete Cost of sales measure and do not separately quantify the amounts of depreciation and amortization expense excluded from individual line items.

Given your rationale for presenting the various cost categories, we will not object if you wish to include a subtotal of amounts that are appropriately attributed to the Cost of sales measure that is required by Rule 5-03.2(a) of Regulation S-X. However, if you exclude depreciation and amortization expense from this measure, or other cost categories that follow this measure, the excluded amounts should be quantified on separate lines or parenthetically. Please ensure that your computation is consistent with that utilized in computing the gross profit measure that is required for your quarterly periods.

<u>Note 20 – Quarterly Financial Data, page 134</u>

2.   We note that you have not disclosed all of the information required by Item 302 of Regulation S-K. Please expand your disclosure to include "gross profit (net sales less costs and expenses associated directly with or allocated to products sold or services rendered)," for each quarterly period within the two most recent fiscal years.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources